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                            December 1, 2020

       Nicholas Campanella
       Chief Financial Officer
       Sun Pacific Holding Corp.
       215 Gordon   s Corner Road, Suite 1a
       Manalapan NJ 07726

                                                        Re: Sun Pacific Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 20, 2020
                                                            File No. 000-51935

       Dear Mr. Campanella:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 26

   1.                                                   Please amend your Form
10-K to provide management   s report on internal control over
                                                        financial reporting as
of December 31, 2019 as required by Item 308(a) of Regulation S-
                                                        K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas Campanella
Sun Pacific Holding Corp.
December 1, 2020
Page 2

       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.



                                                        Sincerely,
FirstName LastNameNicholas Campanella
                                                        Division of Corporation
Finance
Comapany NameSun Pacific Holding Corp.
                                                        Office of Trade &
Services
December 1, 2020 Page 2
cc:       William Robinson Eilers, Esq
FirstName LastName